Exhibit 99.1

Ballard Power Systems Inc.
News Release

Ballard Introduces Ecostar™ Power Converter to Photovoltaic Market

The Only 75kW Grid-Tie Utility Interactive Power Inverter Available Today

For Immediate Release – April 14, 2004

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today introduced its 75 kW Ecostar™ power converter specifically designed for photovoltaic (“PV”) applications. The only 75 kW grid-tie utility interactive power inverter available to PV customers, the Ecostar™ power converter combines superior inverter and transformer efficiency with ease of installation and use. Based on proven, state-of-the art technology, the Ecostar™ power converter offers customers improved reliability and a reduced payback period for their product investment when compared to incumbent technologies.

“The photovoltaic market has grown an average of 25 percent per year since the 1980s, and the majority of that growth has come in grid-tie applications. Along with this rapid growth have come demands from the market for improved efficiency and greater reliability. We are confident Ballard’s Ecostar™ power converter is tailor-made to meet those needs, and that it will exceed our customers’ expectations,” said Ross Witschonke, Ballard’s Vice President, Sales & Marketing.

With peak transformer efficiency of 98.4 percent, system operating losses reduced to 25 Watts and continuous power output at full load, the Ecostar™ power converter is one of the most efficient commercial inverters available in North America. Ballard offers a five-year extended warranty for parts and labor and is listed by the California Energy Commission.

Key benefits of the Ecostar™ power converter include:

•                  Night-time isolation: the inverter automatically disconnects from the grid and isolates the power transformer when there is no power from the PV array; further, it automatically “wakes up” when the sun reappears, thus eliminating nighttime transformer losses;

•                  Patented software algorithms: offers reliable grid-parallel operation, anti-islanding and over/under frequency and voltage protections;

•                  Highly efficient maximum power-point tracking: operates independently of PV cell technologies and fill-factors for maximum installation flexibility and reduced operating costs;

•                  Liquid cooling: increases system reliability and inverter life cycle.

“Ballard Power Systems’ 75 kW Ecostar™ power converter fills a niche for us and it is working very well,” said William Lyons, Systems Engineering Manager, Spire Solar Chicago. “Ballard approached us as we were considering solutions to our PV system needs. We chose Ballard due to the superior

For investor information, please contact: Michael Rosenberg t) 604.412.3195 f) 604.412.3100 investors@ballard.com	For media information, please contact: Debby Harris t) 604.412.4740 f) 604.412.3100 media@ballard.com	For product information, please contact: Marketing Department t) 604.453.3520 f) 604.412.3100 marketing@ballard.com	Ballard Power Systems Inc. 4343 North Fraser Way Burnaby, British Columbia Canada V5J 5J9 t) 604.454.0900 f) 604.412.4700 www.ballard.com technical aspects of their product - it has lower tare losses and is liquid-cooled, providing greater energy savings. The price was competitive, installation was easy, performance has been trouble-free and the customer service has been excellent. We are very pleased with this product.”

Spire Solar Chicago, a business unit of Spire Corporation, has been established in Chicago in collaboration with the City of Chicago, ComEd and BP Solar. Spire Solar Chicago is a vertically integrated photovoltaic manufacturing plant and installation business.

The Ecostar™ power converter is leveraged from Ballard’s extensive experience developing inverters for automotive and microturbine applications, and is proving to be a flexible product design. Ballard expects to add a 30 kW inverter product for PV applications to its product offerings for installations in the second half of 2004.

For more information on the Ecostar™ power converter, please visit Ballard’s website at www.ballard.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles and power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, MGE UPS SYSTEMS, Mitsubishi, Nissan, Volkswagen and Cinergy, among others.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc. Ecostar is a trademark of Ballard Power Systems Corp.